

December 8, 2011

Via E-mail
Mr. Michael L. Taylor
Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1515 Charleston Avenue
Mattoon, Illinois 61938

> **Re:**   **First Mid-Illinois Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 000-13368**

Dear Mr. Taylor:

    We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.


Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Balance Sheets

Securities

1. We note in your response to comment number five that as of September 30, 2010, all of your trust preferred investment securities were in a Principal-In-Kind (PIK) status for interest payments and that during the fourth quarter of 2010 you determined that placing the securities on nonaccrual status was the most prudent course of action.  Please tell us and expand your disclosure future filings to discuss all the facts and circumstances related to your trust preferred investment securities receiving PIK interest to discuss the following:

   - the relevant provisions in the securities that allow them to receive PIK;

   - the reasons why the securities are receiving PIK;

   - the risk to security holders;

   - how PIK impacts the different tranches of the securities and how it impacts the specific tranche that you own; and

   - when you expect the securities to begin paying cash interest; and how the fact that the securities were receiving PIK was incorporated into the cash flow analysis that you performed.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief